September 1, 2017

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Infinity Property and Casualty Corporation ("the Company", "we" or "our")
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
FILE NO. 000-50167

Mr. Rosenberg,
This letter responds to your letter dated August 18, 2017, relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submission. Please note below the “SEC COMMENT” / “COMPANY RESPONSE” format.

1. SEC COMMENT: We acknowledge your response to prior comment 1. Please address the following:

•
Although it is clear from your response that it is only your policy and claims systems that close on the last Friday of the month, your disclosure on page 23 indicates that you close your “books” in this manner. To the extent appropriate in explaining material balance variations in Management’s Discussion and Analysis in future filings, represent to us that you will clarify which systems you close on a basis other than the calendar period.

•
Tell us the impact of closing your policy and claims systems on the last Friday of the month on your financial statements rather than closing them as of the financial statement date (i.e. calendar year or month end) and how you ensure, with respect to amounts impacted by the early closing, that your financial statements comply with GAAP.

COMPANY RESPONSE:
In future filings we will clarify which systems are closed on a basis other than the calendar period when explaining variations in Management's Discussion and Analysis.

We believe the impact to the financial statements of closing the policy and claims systems on the last Friday of the month is not material based on our evaluation under ASC 250-10-S99 and, therefore, the financial statements comply with GAAP. The table below shows the estimated impact to net earnings and book value after adjusting each year's reported results to reflect the actual calendar year results (in thousands):

	2016	2015	2014

Net Earnings
As Reported	$43,085	$51,481	$57,201
Adjusted	$42,784	$51,354	$57,434
$ Difference	$(301)	$(126)	$233
% Difference	(0.7%)	(0.2%)	0.4%

Book Value
As Reported	$699,187	$687,595	$697,659
Adjusted	$698,886	$687,469	$697,892
$ Difference	$(301)	$(126)	$233
% Difference	0.0%	0.0%	0.0%

With the exception of the 53-week year, each quarter and year consists of 91 days and 364 days, respectively. As noted above, we will explain any variations on financial statements due to the timing of the policy and claims systems closing schedule in Management's Discussion and Analysis in future filings.

2. SEC COMMENT: We note from the tables you provided us in response to our prior comment 2 that, among other items:

•	Duration for physical damage is substantially shorter than for liability.

•
Claim severity for liability is significantly higher than for physical damage. In addition, the percentage change in claim severity for an accident year as compared to a prior accident year for liability can differ significantly from that for physical damage. For example, there was a modest increase in severity compared to the preceding year for personal auto liability in accident year 2010 while personal auto physical damage experienced a significant decrease in severity and there was a significant decrease in personal auto liability in accident year 2016 compared to substantially no change in personal auto physical damage for that accident year.

•
Development for liability can differ significantly from development for physical damage. For example, cumulative development for personal auto liability is substantially different than that for personal auto physical damage for accident years 2007 through 2013 with accident years 2007, 2009, 2010, 2011 and 2012 differing directionally (i.e. favorably versus unfavorably) for liability as compared to physical damage.

•
The percentage change in the amount of initial loss estimate for an accident year as compared to a prior accident year for liability can differ significantly from that for physical damage. For example, the initial loss estimates for accident years 2016, 2015 and 2014 for personal auto physical damage increased as compared to the initial loss estimates for accident years 2015, 2014 and 2013, respectively, at a much larger rate than for liability.

Accordingly, it appears that the aggregation of physical damage and liability for your Personal Auto segment obscures meaningful trending information for investors and that differing settlement patterns and claim frequency and severity result in significantly different characteristics of the liability for unpaid losses and loss adjustment expenses. As a result we believe that these lines of business should be disaggregated in the tables presenting incurred claims and cumulative paid claims under ASC 944-40-50-4H. Please confirm that you will present separate tables for physical damage and liability for this segment in future Forms 10-K.

COMPANY RESPONSE:
We will modify our footnote disclosure to include separate tables for physical damage and liability for both Personal Auto and Commercial Vehicle segments in future Form 10-K filings.